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18004888

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Received
FEB 27 2018
WASH, D.C.

SEC FILE NUMBER
8-27006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFA Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Bee Cave Road, Building One

(No. and Street)

Austin   TX   78746

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 West 6th Street; Suite 1800 Austin   TX   78701

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory K. Hinkle _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DFA Securities LLC _____ , as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____NONE_____ .

—

_____

State of Texas
County of Travis
Sworn to (or affirmed) and signed before me this
23rd day of February, 2018, by Gregory K. Hinkle,
proved to me on the basis of satisfactory evidence
to be the person who appeared before me

JAMES J TAYLOR
Notary Public, State of Texas
Comm. Expires 12-22-2018
Notary ID 12847697-8

_____
          Notary Public

_____
          Signature

Chief Financial Officer and Vice President
_____
          Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2017 and 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dimensional Fund Advisors LP
and Member of DFA Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of DFA Securities LLC as of December 31, 2017 and 2016, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule 1 on page 10 and Schedule 2 on page 11 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.
In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule 1 on page 10 and Schedule 2 on page 11 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since 1992.

PricewaterhouseCoopers LLP, 300 West 6th Street, Suite 1800, Austin, TX 78701
T: (512) 477 1300, F: (512) 477 8681, www.pwc.com/us

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
Assets		
Investment in affiliated mutual fund at fair value	$ 88,309	$ 87,486
Liabilities	-	-
Member's equity		
Member's capital	$ 86,800	$ 86,800
Retained earnings	1,509	686
Total member's equity	$ 88,309	$ 87,486

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Revenue		
Service fee from affiliated entity	$ 700,397	$ 993,351
Investment income	823	730
Total revenue	701,220	994,081
Expenses		
Registration, licensing and other operating expenses	700,397	993,351
Net income	$ 823	$ 730

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Changes in Member's Equity
Years Ended December 31, 2017 and 2016

	Member's Capital	Retained Earnings/ (Accumulated Deficit)	Total Member's Equity
Balances at December 31, 2015	$ 86,800	$ (44)	$ 86,756
Net income	-	730	730
Balances at December 31, 2016	$ 86,800	$ 686	$ 87,486
Net income	-	823	823
Balances at December 31, 2017	$ 86,800	$ 1,509	$ 88,309

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017		2016	
Cash flows used in operating activities				
Net income	$	823	$	730
Adjustment to reconcile net income to net cash used in operating activities		-		-
Investment in affiliated mutual fund		(823)		(730)
Net cash flows used in operating activities		-		-
Net change in cash		-		-
Cash				
Beginning of year		-		-
End of year	$	-	$	-

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

1. Organization and Summary of Significant Accounting Policies

DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Act under provision (k)(2)(i) of that rule.

In accordance with ASC 320, Investments – Debt and Equity Securities, the investment in the DFA One-year Fixed Income Portfolio mutual fund (the "Fund") is classified as trading and carried at fair market value, which is the Fund's net asset value per share. At December 31, 2017 and 2016, unrealized gains and losses were included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized gains or losses. Dividends and distributions from the Fund are recorded on the ex-dividend date.

In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principles generally accepted in the Unites States of America ("GAAP"), the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the financial instruments held by the Company as of December 31, 2017 and 2016:

	2017	2016
Financial instruments		
Level 1 - Investment in affiliated mutual fund	$ 88,309	$ 87,486

As of December 31, 2017 and 2016, there were no fair value measurements using Level 2 or Level 3 inputs.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. Shares held by the Company in the affiliated mutual fund are valued at net asset value as reported by its administrator. These valuations are classified as Level 1 in the hierarchy.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has evaluated as of the balance sheet date and determined no commitments or contingencies exist. Certain amounts have been reclassified from the prior year presentation to conform to the current year presentation.

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. The standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The accounting update is effective for periods beginning after December 15, 2017. The Company adopted the new standard effective January 1, 2018 using the full retrospective method to restate each prior reporting period presented. After evaluation, the Company does not expect that the updated guidance will have a material effect on the Company's financial condition, results of operations, cash flows, or regulatory requirements.

2.   **Income Taxes**

The Company is a disregarded entity for federal income tax purposes, and so is not subject to federal income tax; instead, its taxable income, deductions, gains, or losses are included in the Parent's income tax returns. The Parent is a partnership and thus is not subject to federal income tax as its income is allocated and reported on the partners' income tax returns. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements. California state tax is included in 'Registration, licensing and other operating expenses' on the accompanying statement of operations.

ASC 740, Income Taxes, sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Since no provision for federal income tax is required in the Company's financial statements, there are no uncertain tax positions that would require accrual under ASC 740.

3.   **Related Party Transactions**

During the years ended December 31, 2017 and 2016, the Parent provided investment management services to the Fund in which the Company invested.

The Company has distribution agreements with registered investment companies for which the Parent is the investment adviser, whereby the Company supervises the sale and redemption of mutual fund shares. During the years ended December 31, 2017 and 2016, no revenue was earned by the Company under these agreements. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent. For the years ended December 31, 2017 and 2016, total expenses paid by the Parent on behalf of the Company in excess of service fees recognized were nil and nil, respectively.

4.   **Revenue**

Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent at the point in time the expenses are incurred.

5.   **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $80,361 which was $55,361 in excess of its required net capital of $25,000 and was in compliance with net capital requirements. At December 31, 2016, the Company had net capital of $79,612 which was $54,612 in excess of its required net capital of $25,000 and was in compliance with net capital requirements.

6.   **Subsequent Events**

The Company has evaluated subsequent events through February 23, 2018, the date of this report, and the results of this evaluation are appropriately reflected in these financial statements.

Supplemental Schedules

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Schedule 1
Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1
December 31, 2017 and 2016

	2017	2016
Total Capital		
Member's equity	$ 88,309	$ 87,486
Deductions		
Haircut on mutual fund shares	7,948	7,874
Net capital	80,361	79,612
Minimum net capital requirement	25,000	25,000
Excess net capital	$ 55,361	$ 54,612
Aggregate indebtedness	$ -	$ -
Ratio: Aggregate indebtedness to net capital	-	-

Note: There are no differences between the above computations and the corresponding computations prepared by the Company and included in its unaudited FOCUS Reports filed on January 24, 2018 and January 25, 2017.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Schedule 2
Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2017 and 2016

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Note: There are no differences between the information above and the information included in the Company's unaudited FOCUS Reports filed on January 24, 2018 and January 25, 2017.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Exemption Report
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
For the period January 1, 2017 to December 31, 2017

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Management of DFA Securities LLC:

We have reviewed DFA Securities LLC's assertions, included in the accompanying DFA Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2018

PricewaterhouseCoopers LLP, 300 West 6th Street, Suite 1800, Austin, TX 78701
T: (512) 477 1300, F: (512) 477 8681, www.pwc.com/us

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Exemption Report
December 31, 2017

DFA Securities LLC's Exemption Report

DFA Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

DFA Securities LLC

I, Gregory K. Hinkle, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Gregory K. Hinkle, Chief Financial Officer & Vice President

February 23, 2018